SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copy of the press release entitled “Smart, Sun expand
free Internet offer to postpaid and broadband subs,
extend promo to January” as released by our
wholly-owned subsidiary, Smart Communications, Inc.”

Exhibit 1

October 7, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart, Sun expand free Internet offer to postpaid and broadband subs, extend promo to January” as released by our wholly-owned subsidiary, Smart Communications, Inc.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

October 7, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart, Sun expand free Internet offer to postpaid and broadband subs, extend promo to January” as released by our wholly-owned subsidiary, Smart Communications, Inc.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,927 As of August 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	October 7, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a press release entitled “Smart, Sun expand free Internet offer to postpaid and broadband subs, extend promo to January” as released by our wholly-owned subsidiary, Smart Communications, Inc.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

October 7, 2014

PRESS RELEASE

Plus ‘unli all-you-can Facebook’
Smart, Sun expand free Internet offer to postpaid and broadband subs, extend promo to January

In another unprecedented move, Smart Communications, Inc. (Smart) and Sun Cellular announced that effective October 3, it is expanding their free Internet offer to all of their prepaid subscribers to also cover all their postpaid and broadband subscribers. Furthermore, they are extending the duration of the free mobile Internet promo across all subscribers – postpaid, prepaid and broadband — from November 30 through the Christmas season until January 5, 2014.

The announcement was made through MVP’s official Twitter account: “TY for the overwhelming response to #SmartFREEInternet. Our early Christmas gift to our loyal and new subs – offer now extended to Jan. 5.”

In another tweet, MVP added “Even better – free Internet now open to ALL prepaid, postpaid & broadband subscribers of Smart, TNT 7 Sun #smartFREEinternet for All.”

Full Facebook experience and more

On top of their free Internet, all subscribers can also enjoy “unli” “all-you-can” Facebook access - including sending messages via Facebook messenger and viewing of videos embedded in the social networking site. Subscribers can also enjoy all-day Wikipedia access as well on top of their daily 30 MB free data allocation.

Through this special offer, all of the 72 million subscribers of Smart, Sun and Talk ‘N Text can enjoy browsing through all their favorite websites as well their social media accounts using their data-enabled handsets. They can also send and receive emails, use their favorite mobile apps, shop online, and more – without incurring additional data charges.

This move comes a week after Smart and Sun Cellular surprised the industry with its groundbreaking offer for free mobile Internet for its Smart prepaid, Talk ‘N Text and Sun Cellular prepaid mobile subscribers.

“This is our way of thanking our subscribers as well as a response to the requests of our postpaid and broadband subscribers to be included in the special offer. It is part of our overall strategy in accelerating mobile Internet adoption and usage in the country,” said Charles A. Lim, executive vice president and head for wireless consumer business at Smart.

Text FREE to 9999

To avail of the free mobile Internet offer, subscribers just have to maintain an airtime balance of at least one peso, or be subscribed to any load bucket/promo. They can register each day, by simply sending “FREE” to the number “9999.” Registration is free. They will receive an SMS confirmation upon successful registration.

Once registered, subscribers can enjoy a free data volume package of up to 30MB per day. Data charges will however apply to peer-to-peer uploads and downloads, videos (unless embedded in Facebook), VOIP and messaging (except for Facebook messenger).

Smart’s successive free mobile Internet offers follows the leader’s recent announcement that it has stepped up the deployment of its broadband network, to meet the growing demand for data services.

Resilient and nationwidest network

“With millions of subscribers going online, our network has been performing very well, enabling them to sign-up for the service to take advantage of the free Internet offer .” said Roland G. Pena, Smart Technology Group Head.

The PLDT Group has thus far rolled out about 90,000 kilometers of fiber optic cables all over the country which provides the transmission facilities needed to support Internet services. It has also the most extensive international cable systems needed to connect the Philippines to the rest of the world.

Last Wednesday, PLDT also announced that it is boosting the capacity of its 90,000-kilometer domestic fiber optic network by 520 gigabits per second under a P544-million expansion project that will be completed by the first quarter of 2015. This will raise the total capacity of PLDT’s DFON by 13 percent to 4.6 terabits per second. END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By :

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 7, 2014